Exhibit 3.1

CERTIFICATE OF AMENDMENT OF
RESTATED CERTIFICATE OF INCORPORATION OF
OXiGENE, INC.

It is hereby certified that:

FIRST:                   The name of the corporation is OXiGENE, Inc. (the "Corporation").

SECOND:              The Restated Certificate of Incorporation of the Corporation, as amended to date, is hereby further amended by striking out Section A of Article Fourth in its entirety and by substituting in lieu thereof the following:

"A. Designation and Number of Shares.

The aggregate number of shares of all classes of stock which the Corporation is authorized to issue is Three Hundred and Fifteen Million (315,000,000) shares, of which Three Hundred Million (300,000,000) shares are designated Common Stock, of the par value of One Cent ($0.01) per share, and Fifteen Million (15,000,000) shares are designated Preferred Stock, of the par value of One Cent ($0.01) per share. Upon the effectiveness of the certificate of amendment to the restated certificate of incorporation containing this sentence, each twenty (20) shares of the Common Stock issued and outstanding as of the date and time immediately preceding February 22, 2011, the effective date of a reverse stock split (the "Split Effective Date"), shall be automatically changed and reclassified, as of the Split Effective Date and without further action, into one (I) fully paid and non-assessable share of Common Stock. There shall be no fractional shares issued. A holder of record of Common Stock on the Split Effective Date who would otherwise be entitled to a fraction of a share shall, in lieu thereof, be entitled to receive a cash payment in an amount equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the Common Stock, as reported in the Wall Street Journal, on the Split Effective Date (or if such price is not available, the average of the last bid and asked prices of the Common Stock on such day or such other price as may be determined by the Corporation's Board of Directors)."

THIRD:                  The amendment of the Restated Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

EXECUTED, this 22nd day of February 2011.

OXiGENE, Inc.
By: /s/ James B. Murphy
James B. Murphy
Vice President and Chief Financial Officer